United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

October 2026

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

Press Release

Vale Base Metals completes transaction to establish new ownership of Thompson Mine Complex

Rio de Janeiro, October 16th, 2026 - Vale S.A. (“Vale” or the “Company”) informs that its subsidiary Vale Base Metals (“VBM”) has completed the transaction to establish Exiro Nickel Company (“Exiro Nickel”) as the new owner and operator of the Thompson Mine Complex in Manitoba.

Exiro Minerals Corp. (“Exiro”), Orion Resource Partners LP (“Orion”) and Canada Growth Fund Inc. (“CGF”) collectively hold an 81.1% interest in Exiro Nickel, while VBM, through its subsidiary Vale Canada Limited, retains an 18.9% minority interest. All customary regulatory and government authorizations have been received to complete the transaction.

In addition to retaining its minority interest, VBM has entered into a multi-year offtake agreement for nickel concentrate produced at the Thompson mill.

The transaction is consistent with VBM’s strategy to actively manage its portfolio and enable dedicated ownership and investment for Thompson. The completion of the transaction concludes the strategic review of Thompson operations.

Marcelo Feriozzi Bacci

Executive Vice President, Finance and Investor Relations

For further information, please contact:

Vale.RI@vale.com

Thiago Lofiego: thiago.lofiego@vale.com

Luciana Oliveti: luciana.oliveti@vale.com

Pedro Terra: pedro.terra@vale.com

Patricia Tinoco: patricia.tinoco@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: October 16, 2026		Director of Investor Relations